VF 12-4-03




SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C.
158
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-24860 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III
## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Little and Company Investment Securities

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 West Wall Street
(No. and Street)

| Midland | TX | 79701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Glenn A. Little ________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Little and Company Investment Securities ________________________, as of September 30 __________, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
BARBARA TYNES
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 02-25-06

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# LITTLE AND COMPANY INVESTMENT SECURITIES

## REPORT PURSUANT TO RULE 17a-5(d)

## YEAR ENDED SEPTEMBER 30, 2003

## LITTLE AND COMPANY INVESTMENT SECURITIES

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

14175 Proton Road • Dallas, Texas 75244-3692 • www.cfllp.com
Phone: 972-387-4300 • 800-834-8586 • Fax: 972-960-2810

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Little and Company Investment Securities

We have audited the accompanying statement of financial condition of Little and Company Investment Securities as of September 30, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Little and Company Investment Securities, as of September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



C F & Co., L.L.P.

Dallas, Texas
October 16, 2003

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Financial Condition

September 30, 2003

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 259,950 |
| Receivable from broker-dealers and clearing organizations | 275,896 |
| Securities owned, at market value | 814,800 |
| Due from others | 80,862 |
| Property and equipment, net | |
| of accumulated depreciation of $161,338 | 120,011 |
| Artwork | 20,635 |
| | $ 1,572,154 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities** | |
| Income taxes payable | $ 126,010 |
| Total liabilities | 126,010 |
| **Stockholder's equity** | |
| Common stock, 1,000,000 shares | |
| authorized with $1 par value, | |
| 27,721 shares issued and outstanding | 27,721 |
| Retained earnings | 1,418,423 |
| Total stockholder's equity | 1,446,144 |
| | $ 1,572,154 |

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Income

For the Year Ended September 30, 2003

| | |
|---|---|
| **Revenues** | |
| Securities commissions | $ 238,674 |
| Gains on firm securities trading accounts | 1,113,265 |
| Realized gains on firm securities investment accounts | 9,736 |
| Unrealized gains on firm securities investment accounts | 69,300 |
| Interest income | 1,572 |
| Other | (49,762) |
| | 1,382,785 |
| **Expenses** | |
| Registered representatives compensation | 33,600 |
| Salaries | 418,265 |
| Communications | 52,894 |
| Occupancy and equipment costs | 19,868 |
| Promotional costs | 13,729 |
| Regulatory fees and expenses | 40,681 |
| Other expenses | 122,215 |
| | 701,252 |
| Net income before income taxes | 681,533 |
| Income tax expense | 220,786 |
| Net income | $ 460,747 |

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2003

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balances at September 30, 2002 | $ 27,721 | $ 957,676 | $ 985,397 |
| Net income | -- | 460,747 | 460,747 |
| Balances at September 30, 2003 | $ 27,721 | $ 1,418,423 | $ 1,446,144 |

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended September 30, 2003

| | | |
|---|---|---|
| Subordinated liabilities at September 30, 2002 | $ | -- |
| Increases | | -- |
| Decreases | | -- |
| Subordinated liabilities at September 30, 2003 | $ | -- |

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Cash Flows

For the Year Ended September 30, 2003

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 460,747 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Depreciation | 6,984 |
| Deferred income taxes | 19,776 |
| Provision for bad debt | 115,141 |
| Unrealized gains on investment securities | (69,100) |
| Realized gains on disposal of investment securities | (9,736) |
| Changes in operating assets and liabilities: | |
| Decrease in receivables from broker-dealers and clearing organizations | 108,553 |
| Increase in trading securities | (723,935) |
| Increase in due from others | (12,213) |
| Decrease in deferred tax assets | 41,067 |
| Increase in income taxes payable | 126,010 |
| Net cash provided (used) by operating activities | 63,294 |
| **Cash flows from investing activities:** | |
| Purchase of property and equipment | (4,959) |
| Proceeds from sale of investment securities | 88,503 |
| Net cash provided (used) by investing activities | 83,544 |
| **Cash flows from financing activities:** | |
| Net cash provided (used) by financing activities | -- |
| Net increase in cash and cash equivalents | 146,838 |
| Cash and cash equivalents at beginning of year | 113,112 |
| Cash and cash equivalents at end of year | $ 259,950 |

**Supplemental Disclosures of Cash Flow Information**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ -- |
| Federal income taxes | $ 75,000 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operation

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. Receivables from brokers and dealers are due from the Company's correspondent. Approximately, 95% of the Company's commission business is with customers located in the Midland/Odessa metroplex. The Company also organizes illiquid publicly traded corporations and subsequently sells or merges them with private operating companies.

Note 2 - Accounting Policies Followed by the Company

**Securities Transactions and Valuations**

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Company owned securities and investments are carried at market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

**Property and Equipment**

Property and equipment are stated at cost. Property and equipment are depreciated using an accelerated method over the estimated useful lives of five to seven years. The building is depreciated over 39 years using a straight-line method.

**Accounting Estimates**

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Accounting Policies Followed by the Company, continued

**Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

**Other**

Advertising costs are expensed as incurred. Advertising expenditures for the year ended September 30, 2003 were $13,645.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2003, the Company had net capital of approximately $995,233 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Property and Equipment

Property and equipment are summarized as follows:

| | |
|---|---|
| Furniture and equipment | $ 129,658 |
| Building and improvements | 126,691 |
| Land | 25,000 |
| Total | 281,349 |
| Less: accumulated depreciation | 161,338 |
| | $ 120,011 |

Depreciation expense for the year ended September 30, 2003 was $6,984.

Note 6 - Income Taxes

Income tax expense (benefit) consists of the following:

| | Amount |
|---|---|
| Current tax provision | |
| Federal | $ 199,531 |
| State | 1,479 |
| Total current provision | 201,010 |
| Deferred tax provision | |
| Federal | 19,631 |
| State | 145 |
| Total deferred provision | 19,776 |
| Total income tax provision | $ 220,786 |

The deferred tax expense results primarily from the unrealized gains on the investments of the Company. There were no deferred tax assets or liabilities at September 30, 2003.

Note 7 - Concentration of Risk

The Company owns securities that are concentrated 100% in the electrical transmission industry.

Note 7 - Concentration of Risk, continued

At September 30, 2003 and at various times throughout the year then ended, the Company had cash balances at one bank in excess of Federally insured limits of $100,000.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 - Defined Benefit Pension Plan

The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and an employee's average monthly compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The following tables provide further information about the Plan:

| | Pension Benefits |
|---|---|
| Fair value of Plan assets at September 30 | $ 100,000 |
| Benefit obligation at September 30 | 107,704 |
| Funded status | $ (7,704) |
| Prepaid (accrued) benefit cost recognized in the balance sheet | $ -0- |
| Weighted-average assumption as of September 30: | |
| Discount rate | 7% |
| Expected return on Plan assets: | |
| To retirement | 7% |
| After retirement | 5% |
| Rate of compensation increase | -0-% |
| Benefit cost | $100,658 |
| Employer contributions | 100,000 |
| Plan participants' contributions | -0- |
| Benefits paid | -0- |

## Note 10 - Related Party Transactions

The Company has made advances to the sole stockholder, and paid expenses of dormant or illiquid publicly traded companies that the Company temporarily positions. At September 30, 2003, receivables from the dormant companies totaled approximately $80,862. No interest income was recognized on these receivables. The Company expects to collect the dormant companies' receivables at the time they are merged with operating private companies.

The Company sold investment securities to the sole stockholder in 2003. The securities were sold at cost for $75,000. At the time of sale, the securities were restricted and there was little or no trading volume related to the securities in the open market.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2003

**Schedule I**

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2003

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | | $ 1,446,144 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Due from others | $ 80,862 | |
| Property and equipment | 120,011 | |
| Artwork | 20,635 | (221,508) |
| Net capital before haircuts on securities positions | | 1,224,636 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)): | | |
| Other securities | | 229,403 |
| Net capital | | $ 995,233 |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Items included in statement of financial condition | |
| Income taxes payable | $ 126,010 |
| Total aggregate indebtedness | $ 126,010 |

**Schedule I (continued)**

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2003

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 8,401 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 250,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 250,000 |
| Net capital in excess of required minimum | $ 745,233 |
| Excess net capital at 1000% | $ 982,632 |
| Ratio: Aggregate indebtedness to net capital | .13 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were differences in the computation of net capital under Rule 15c3-1 from the Company's computation. The following serves to reconcile the differences in net capital:

| | |
|---|---|
| Net capital, as reported in Company's (unaudited) Focus report | $ 1,224,636 |
| Increase (decrease) due to adjustments for: | |
| Haircuts on securities | (229,403) |
| Net capital per audited computation | $ 995,233 |

**Schedule II**

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2003

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, a division of Donaldson, Lufkin, Jenrette

Independent Auditor's Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended September 30, 2003

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

14175 Proton Road • Dallas, Texas 75244-3692 • www.cfllp.com
Phone: 972-387-4300 • 800-834-8586 • Fax: 972-960-2810

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Little and Company Investment Securities

In planning and performing our audit of the financial statements and supplemental schedules of Little and Company Investment Securities (the "Company"), for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.



MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA •
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



C F & Co., L.L.P.

Dallas, Texas
October 16, 2003